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                                                                    Exhibit 99.1
                              CAUTIONARY STATEMENT


    FieldWorks, Incorporated ("FieldWorks" or the "Company"), or persons acting on behalf of the Company, or outside reviewers retained by the Company making statements on behalf of the Company, or underwriters, from time to time, may make, in writing or orally, "forward-looking statements" as defined under the Private Securities Litigation Reform Act of 1995 (the "Act") and incorporated in
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. This Cautionary Statement is for the purpose of qualifying for the "safe harbor" provisions of the Act and is intended to be a readily available written document that contains factors which could cause results to differ materially from those projected in such forward-looking statements. These factors are in addition to any other cautionary statements, written or oral, which may be made or referred to in connection with any such forward-looking statement.

    The following matters, among others, may have a material adverse effect on the business, financial condition, liquidity, results of operations or prospects, financial or otherwise, of the Company. Reference to this Cautionary Statement in the context of a forward-looking statement shall be deemed to be a statement that any one or more of the following factors may cause actual results to differ materially from those which might be projected, forecast, estimated or budgeted by the Company in such forward-looking statement or statements:

Uncertainty of Market Acceptance
    The field force automation market for rugged computing platforms is a relatively new, limited sector of the portable computer market. The Company's success will depend upon expanding its professional services offering, penetrating the key vertical markets of transportation/trucking, public service and government/military, and increasing the market acceptance of its products, which are both heavier and more expensive than most consumer portable personal computers. There can be no assurance that the Company's current or new products will gain widespread acceptance or that the Company will generate sufficient sales to allow the Company to attain profitable operations. In addition, the failure of the rugged computing platform market to expand would have a material adverse effect on the Company's business, financial condition and results of operations.


Competition
    The Company believes that it currently occupies a niche in the portable computer market with its rugged computing platforms. The Company currently faces direct competition in this market niche from companies producing portable computers intended for field use such as Dolch Computer Systems; Getac Corp.; XL Computing Corp. (a subsidiary of Cycomm International, Inc.); Itronix Corp.; Kontron Elektronik Corp. (a subsidiary of Kontron Elektronik GmbH); Paravant Computer Systems, Inc.; Motorola, Inc.; Melard Technologies, Inc.; WPI Husky Computers Inc.; Intermec Technologies Corp. and Panasonic Personal Computer Company. To the extent FieldWorks and its direct competitors expand and develop this market niche, other manufacturers may turn their attention to this niche and begin to produce products directly competitive with those offered by the Company. The Company's computing platforms also face indirect competition from a variety of different companies and products, including consumer portable personal computers, customized portable personal computers and single-purpose diagnostic and data collection instruments.

    Both the computer industry and the diagnostic and data collection instrument industry are intensely competitive. Many of the companies that produce or may produce devices that compete, directly or indirectly, with the Company's products have substantially greater financial, technological and marketing resources than the Company. Among other effects, increased competition may require the Company to reduce the prices it charges for its products. There can be no assurance that the Company will be able to compete effectively against current or future competitors, or that such competitors will not succeed in adapting more rapidly and effectively to changes in technology or in the market or in developing or marketing products that will be more widely accepted.

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Risk of Technological Obsolescence
    Both the computer industry and the diagnostic and data collection instrument industry are characterized by rapid technological change, including changes in customer requirements, frequent new product introductions and enhancements, and evolving industry standards. The Company's success will depend in part on its ability to keep pace with technological developments and emerging industry standards and to respond to customer requirements by enhancing its current products and developing and introducing new products. Failure to anticipate or respond rapidly to advances in technology and to adapt the Company's products appropriately could have a material adverse effect on the success of the Company's products and thus on the Company's business, financial condition and results of operations. Similarly, failure to institute and maintain effective policies intended to prevent the building of an inventory of parts that have become obsolete will require the Company to write off portions of such inventory as was done in 1998, 1997 and 1996. Any significant future write-offs could have an adverse effect on the Company's financial condition. Technological advances may also increase the level of competition in the rugged computing platform market.


Risks Associated with Managing Growth
    If the Company is to grow successfully, it must increase its professional services offerings and improve the efficiency of its manufacturing operations. The anticipated growth of the Company's operations will place significant strain not only on the manufacturing resources of the Company, but also on the Company's management, sales and marketing, operating and financial systems and resources. If such growth occurs, the Company may encounter difficulties, including problems involving lower than projected production rates, disrupted quality control and assurance, decreased product reliability, increased manufacturing costs, difficulties in maintaining internal-accounting controls, malfunctioning of existing and new equipment, insufficient or untimely component supplies and shortages of personnel. There can be no assurance that the Company will be able successfully to plan for or manage increased production and marketing of its products. The Company is evaluating outsourcing of work where value is not recognized by customers and which reduces operating expenses and production costs. The failure of the Company to manage growth could have a material adverse effect on the Company's business, financial condition and results of operations.


Risks Associated with Developing Sales Channels
    The Company is engaged in building its sales organization and refining its sales strategies. Failure to develop this sales organization sufficiently or to implement appropriate sales strategies in a timely manner could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company distributes a substantial portion of its products through independent sales representatives and distributors. The Company also sells its products to original equipment manufacturers (OEMs), value-added-resellers ("VARs") and systems integrators. The success of the Company is dependent in large part upon the performance of these resellers, many of whom may also carry competitive products, and on its ability to attract new resellers. The Company operates pursuant to written agreements, most of which may be terminated by the reseller on 30 days' written notice with or without cause. The loss of the Company's major resellers or a failure to make acceptable arrangements with resellers in new markets could have a material adverse effect on the Company's business, financial condition and results of operations.

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Dependence on Third-Party Manufacturers
    Although the Company performs some mechanical subassembly and all final assembly of its products, the Company relies on subcontract manufacturers to produce a number of subassemblies. Utilization of subcontract manufacturers results in dependence on the timely delivery of high quality products from these manufacturers and may leave the Company with less flexibility and control over the manufacturing process than if it conducted all of these operations internally. There can be no assurance that the timely delivery of quality subassemblies will not be interrupted. Any interruption in the timely supply of quality subassemblies could have a material adverse effect on the Company's ability to deliver its products until acceptable arrangements could be made with a qualified alternative subassembly manufacturer. There can be no assurance that the Company would be able to reach an arrangement with such a manufacturer at acceptable prices and adequate quality levels on a timely basis. If the Company were unable to do so, such an interruption could have a material adverse effect on the Company's business, financial condition and results of operations.


Dependence on Availability of Components
    The Company's rugged computing platforms employ a number of components not generally used in off-the-shelf personal computers, such as special hard disk drives, CD-ROM drives, floppy disk drives, displays and power supplies. There can be no assurance that such components will continue to be produced. Further, a number of components contained in the Company's products are single sourced. While the Company believes that there are other companies that could provide these components, changing suppliers can create uncertainty and be costly and time-consuming. In the event that the Company could not obtain adequate or timely quantities of necessary components from its current suppliers, there can be no assurance that the Company would be able to identify or access alternative sources of such components within a reasonable period of time, on acceptable terms, or at all. Some of the Company's current vendors use tools that have been designed for and are the property of the Company. If the Company were required to change suppliers for these components, it would need either to move the necessary tools or to obtain new tools, either of which could entail significant cost and delay. Moreover, the Company's buying power, may be limited by its small size, and the Company may receive less favorable allocations and other terms such as price, timing or other factors than larger companies buying from the same suppliers. The unavailability of adequate quantities, the inability to develop alternative sources, a reduction or interruption in supply or a significant increase in the price of components could have a material adverse effect on the Company's ability to manufacture and market its products.


Fluctuations in Quarterly Operating Results
    The Company's operating results may vary significantly from quarter to quarter due to such factors as long customer sales cycles, changes in customer buying patterns, the timing of the introduction of new products by the Company or its competitors, the tactics of the Company's competitors, technological developments affecting the rugged computing platform market, and the overall strength of the economy. The Company has experienced some fluctuations in the orders for its products due to long sales cycles in connection with sales to many of its customers, especially those that are government agencies or large corporations, and also believes that such customers may place orders that are disproportionate in size compared to the Company's other orders. Furthermore, a decision by a customer to return a large order, or a decision by a customer to return a smaller order that had been customized such that it could not easily be resold, could have an adverse impact on the Company's results in any quarter. All of these factors, along with the uncertainties associated with the introduction of any new product or product enhancement, in gauging ultimate customer demand, and in predicting general trends in the market for the Company's products, may limit management's ability to plan for production and to forecast quarterly results of operations accurately. The Company's operating results for any particular quarter are not necessarily indicative of results that the Company may achieve for any subsequent quarter or full year.

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Dependence on Intellectual Property
    The Company's success will depend in part on its ability to protect its proprietary rights and to operate without infringing on the proprietary rights of third parties. As of January 3, 1999 no patents have been issued to the Company. The Company has filed two U.S. patent applications covering various aspects of its 7000 Series Field Workstation laptop computing platforms and its 5000 Series Field Work Station notebook computing platforms and the technology incorporated in such platforms and a regional foreign patent application that includes 17 European countries covering various aspects of the 5000 Series, and the Company may apply for additional patents in the future. There can be no assurance that any of the Company's current or future patent applications will result in issued patents, that the scope of the claims in any patents issued to the Company will prevent competitors from introducing competitive products or that any patents issued to the Company would be enforceable if challenged. In addition, even if patents for which the Company has applied or applies for in the future are ultimately issued, other parties may hold or receive patents that contain claims covering other technology included in the Company's current or future products that could hinder or prevent the sale of the Company's products or require the Company to obtain licenses to such technology, which might not be available on acceptable terms or at all.

    In addition to patents, the Company intends to rely upon unpatented trade secrets and know-how and on the expertise of its employees. Although the Company believes that it has in the past taken, and intends in the future to take, appropriate steps to protect its unpatented proprietary rights, including requiring that its employees and third parties granted access to the Company's proprietary technology enter into confidentiality agreements with the Company, there can be no assurance that these measures will be sufficient to protect the Company's rights against third parties. Likewise, there can be no assurance that others will not independently develop or otherwise acquire unpatented technologies or products similar or superior to those of the Company.

    The Company claims trademark rights in four marks used in connection with its products in the United States trademarks and filed for registration in June 1996. United States trademark rights are acquired by use rather than by registration, and there can be no assurance that others do not have conflicting or superior rights to the Company's trademarks. The Company is aware that there are third parties that have claimed or may claim superior rights, in certain territories in the United States, to the use of certain of the marks in which the Company claims rights; there can thus be no assurance that no third party will contest the Company's right to use or register its trademarks. In addition, the U.S. Patent and Trademark Office can deny registration to trademarks that it determines are "merely descriptive" or "generic". There can thus be no assurance that. any of the trademarks covered by the Company's applications for registration will be found registrable, that registrations will issue, or that the Company can support the cost of defense of its trademarks.

    The Company licenses from third parties certain software that it includes in its products. If any such licenses were terminated, the Company could be required to license similar software from other third parties; there can be no assurance that the Company could do so in a timely fashion, on acceptable terms, or at all.

    The high technology area frequently features disputes over intellectual property. The Company may in the future be required to defend its intellectual property rights against infringement, duplication, discovery and misappropriation by third parties or to defend itself against third-party claims of infringement. Likewise, disputes may arise in the future with respect to ownership of technology developed by employees who were previously employed by other companies. Any such litigation or disputes could result in substantial costs to, and a diversion of effort by, the Company. An adverse determination could subject the Company to significant liabilities to third parties, require the Company to seek licenses from or pay royalties to third parties or require the Company to develop appropriate alternative technology. There can be no assurance that any such licenses would be available on acceptable terms or at all, or that the Company could develop alternate technology at an acceptable price or at all. Any of these events could have a material adverse effect an the Company's business, financial condition and results of operations.

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Need to Attract and Retain Key Personnel
    The success of the Company is dependent on its ability to attract and retain personnel needed for its business. The Company's personnel needs include highly trained personnel for such areas as management, sales and engineering. Qualified individuals in such areas are in high demand and are often subject to competing employment opportunities. In addition, as the Company increases its product offering, production and sales levels, it will need to attract and retain additional qualified skilled and unskilled workers for its manufacturing and related operations. In recent years there has been great demand for qualified skilled and unskilled employees in the Minneapolis area, where the Company's manufacturing operations are located. There can be no assurance that the Company will be successful in attracting and retaining the personnel needed for its business. Any failure to do so would adversely affect the Company's business, financial condition and results of operations.


Risks Associated with International Sales
    In the year ended January 3, 1999, international sales of the Company's products represented approximately 28% of the Company's net sales. International sales are subject to inherent risks, including longer payment cycles, greater difficulty or delay in accounts receivable collection, U.S. and foreign import and export restrictions and tariffs, the burdens of complying with a variety of foreign laws, potentially adverse tax consequences, potentially inadequate protection of intellectual property rights, restrictions on repatriation of earnings, and exposure to increased political and economic instability. In addition, the Company's net receipts from international sales are typically lower than net receipts from domestic sales as the result of the Company bearing some of the cost of foreign import tariffs and the time required to collect foreign sales receivables is generally longer than that required for domestic receivables. The loss of a key foreign distributor or the inability to maintain a foreign distribution network could have an adverse effect on the Company's business, financial condition and results of operations.

    All of the Company's export sales are currently denominated in United States dollars. An increase in the value of the United States dollar relative to foreign currencies could make the Company's products more expensive and, therefore, potentially less competitive in foreign markets. In the future, if the Company's export sales were to be denominated in local currencies, foreign currency translations may contribute to significant fluctuations in the Company's financial condition and results of operations. If for any reason currency exchange or price controls or other restrictions on foreign currencies were imposed, the Company's business, financial condition and results of operations could be materially adversely affected.


Future Capital Needs; Uncertainty of Additional Funding
    In accordance with the terms of the line of credit facility established in the fourth quarter of 1998, if certain covenants are not met by the Company in fiscal year 1999, the Lender has the right to request immediate payment of the outstanding line of credit. Failure to meet any covenant requirements could adversely affect the Company's business, financial condition and results of its operations.

    In order to meet its needs during and beyond the end of 1999, the Company may be required to raise additional capital. There can be no assurance that sufficient capital will be available if and when required on terms acceptable to the Company, if at all. Any additional equity financing may be dilutive to existing shareholders, and any debt financing may involve restrictive covenants. Failure to secure additional financing if and when needed could adversely affect the Company and its operations, including requiring the Company to delay, scale back, or eliminate market expansion activities and research and development on existing or new products, or forcing the Company to cease operations entirely.


Year 2000
    In order to ensure no interruption of operations after 1999, the Company needs to ensure it is Year 2000 compliant. The scope of compliance includes the Company's products, internal computer systems and non-computer operations, production processes, key vendors, vital business partners and critical customers. Failure to adequately evaluate or assess any Year 2000 issues and/or develop contingency plans could adversely affect the Company and its operations, including ability to deliver products to customers.

    The foregoing review of factors pursuant to the Act should not be construed as exhaustive.

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